CAPITOL CITY BANCSHARES, INC.

562 Lee Street

Atlanta, Georgia 30310

July 5, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Capitol City Bancshares, Inc.

Request to Withdraw Registration Statement on Form S-1

(File No. 333-176818)

Ladies and Gentlemen:

Capitol City Bancshares, Inc. (the “Company”), respectfully requests, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-176818) first filed with the Securities and Exchange Commission (the “Commission”) on September 13, 2011, together with all amendments and exhibits thereto (the “Registration Statement”). The Company has determined not to pursue the contemplated public offering at this time. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Act. The Registration Statement was not declared effective by the Commission under the Act, and none of the Company’s securities were offered or sold pursuant to the Registration Statement, nor were any persons solicited in connection with the offering contemplated by the Registration Statement.

The Company understands that, pursuant to Rule 477(b) of the Act, this application for withdrawal will be deemed granted at the time it is filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Company that the application for withdrawal has not been granted.

The Company also request that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact Michael N. White of James – Bates – Brannan – Groover – LLP at (478) 749-9921.

Sincerely,

CAPITOL CITY BANCSHARES, INC.

By:	/s/ George G. Andrews
Name:	George G. Andrews
Title:	President and Chief Executive Officer